Filed Pursuant to Rule 424(b)(3)
File No. 333-125980

PROSPECTUS

248,395 Shares

PHOTOMEDEX, INC.

Common Stock

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This prospectus relates to the public offering, which is not being underwritten, of 248,395 shares of our common stock, which is held by some of our current stockholders, or the selling stockholders.

The prices at which such selling stockholders may sell shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

Our common stock is quoted on the Nasdaq National Market System under the symbol "PHMD." On June 27, 2005, the last reported sale price for the common stock was $2.20 per share.

Investing in our common stock involves risks. See the sections entitled "Risk Factors" at page 5 of this prospectus and in the documents we file with the Securities and Exchange Commission that are incorporated by reference in this prospectus for certain risks and uncertainties that you should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representations to the contrary are a criminal offense.

The date of this prospectus is June 28, 2005

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by PhotoMedex, Inc., a Delaware corporation, and its subsidiaries (referred in this prospectus as "we," "us" or "our"), any stockholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

THE COMPANY

Overview of Our Business

We are a medical device company focused on facilitating the cost-effective use of technologies for doctors, hospitals, and surgery centers. Our business has five general categories, or segments, of business activity. We are engaged in the business of marketing the XTRAC® laser system, a 308 nanometer (nm) excimer laser for dermatology (the "XTRAC") domestically and internationally. We are also engaged in the business of marketing surgical products and surgical services using a variety of lasers over a range of specialties. The following is an overview of each area of our business.

We are engaged in the development of proprietary excimer laser and fiber optic systems and techniques directed toward dermatological applications, with Food and Drug Administration, or FDA, concurrence to market the XTRAC laser system for the treatment of psoriasis, vitiligo, atopic dermatitis and leukoderma. We are also developing our technology for the treatment of other skin disorders. In January 2000, we received the first 510(k) clearance from the FDA to market an excimer laser system, our XTRAC system, for the treatment of psoriasis. We commercially launched the XTRAC system in the United States in August 2000. In March 2001, we received the first FDA clearance to market our XTRAC system for the treatment of vitiligo. In August 2001, we received the first FDA clearance to market our XTRAC system for the treatment of atopic dermatitis. In May 2002, the FDA granted clearance to market the XTRAC system for the treatment of leukoderma. In August 2003, the FDA granted 510(k) clearance for the XTRAC XL Plus, an upgraded version of the XTRAC excimer laser system. The upgrade improves the reliability and functionality of the laser. In October 2004, the FDA granted 510(k) clearance for a further upgrade of the XTRAC excimer laser system, known as the Ultra™, having smaller dimensions and further enhancements in reliability and functionality. Subsequent references to the XTRAC include the XTRAC XL Plus and the Ultra.

In February 2002, the Current Procedural Terminology Editorial Board of the AMA approved the request by the American Academy of Dermatology to issue reimbursement codes for the laser therapies in the treatment of psoriasis and other inflammatory diseases, which would include laser therapy using the XTRAC system to treat such conditions. The AMA published three CPT code numbers covering the treatment of psoriasis and other inflammatory skin diseases with the XTRAC system. These new codes were effective in the first quarter of 2003. We believe that the publication of these codes, together with a compilation of clinical and economic studies (Data Compendium) mailed during the first quarter of 2003 to almost all private healthcare insurers throughout the United States, will facilitate our ability to obtain broader approvals for reimbursement for treatment of psoriasis and other inflammatory skin diseases using the XTRAC system. In 2004, we secured approval from four significant insurance groups, and are under consideration by other groups and plans. We anticipate that the approvals will positively influence other private plans to adopt favorable reimbursement policies. Such influence and possible momentum from it can help in 2005 to overcome resistance that we have previously encountered. However, there can be no assurance that these effects will transpire.

We believe, based on our analysis set forth below, that the XTRAC system should become a preferred treatment modality for the majority of those afflicted with psoriasis. Although existing treatments provide some relief to psoriasis sufferers, they are inconvenient and may involve negative side effects. We believe that our patent-protected XTRAC system will enable more effective and convenient treatment with minimal side effects.

Treatment of psoriasis commonly follows a step approach with topical therapy as a first-step, phototherapy as second-step, and systemic medications reserved for when all other treatments fail. The body of clinical evidence developed by PhotoMedex and others supports the use of the 308-nm excimer laser as safe and effective for localized plaque-type psoriasis resistant to other first-step therapies, such as topical creams and ointments. In addition, a recently completed economic analysis has demonstrated that the addition of excimer laser treatment results in no expected cost increase to the payer. Further, this analysis demonstrates that the cost-effectiveness of the excimer laser is superior due to the increased number of expected disease-free days and remission days.

As part of our commercialization strategy in the United States, we are providing the XTRAC system to targeted dermatologists at no initial capital cost to them. We believe that this strategy will create incentives for these dermatologists to adopt the XTRAC system and will increase market penetration. This strategy will require us to identify and target appropriate dermatologists and to balance the anticipated roll-out of our XTRAC lasers during 2005 against uncertainties in acceptance by physicians, patients and health plans and constraints on the number of XTRAC systems we are able to provide. Our marketing force has limited experience in dealing with such challenges. We also expect that we will face increasing competition as more private insurance plans adopt favorable policies for reimbursement for treatment of psoriasis. Outside of the United States, our strategy includes selling XTRAC systems directly to dermatologists through distributors and, potentially, placing XTRAC systems with dermatologists to provide us with a usage-based revenue stream. To date, no units have been placed in international markets that provide a usage-based revenue stream.

Our primary focus in 2003 was to secure from private health plans favorable reimbursement policies for treatment of psoriasis using the XTRAC excimer laser. In March 2003, we had re-introduced the XTRAC and, based on the establishment of CPT codes by the AMA and reimbursement rates from the Centers for Medicare and Medicaid Services, we began efforts to secure such favorable policies. To persuade such plans to adopt favorable policies, we also commissioned a clinical and economic study of the use of the XTRAC laser as a second-step therapy for psoriasis. In December 2003, we deployed the findings of the study through a data compendium and mailed a copy of the data compendium to a number of medical insurance plans in our ongoing marketing efforts to secure favorable reimbursement policies.

In 2004, we expanded our deployment of the study and secured approval for reimbursement coverage from four significant plans - Regence, Wellpoint, Aetna and Anthem. Moving through 2005, we anticipate that the study, coupled with our other marketing efforts, will succeed in obtaining reimbursement coverage from additional plans. If we obtain coverage from additional plans, we expect that our planned roll-out of our XTRAC lasers in 2005 will result in increased usage of our products. We cannot at this time provide assurance that other plans will adopt the favorable policies that we desire, and if they do not, what further requirements may be asked of us.

We market lasers used in surgery in such venues as hospitals, surgi-centers and doctors’ offices. We market many of our surgical laser products using a similar business model to the marketing of our excimer laser products by charging a per-procedure fee, thereby limiting the initial outlay to the customer for capital expenditure, while ensuring continued revenue flow to us. We offer a wide range of laser services, including urology, gynecology, orthopedics and general surgery. We market such services under the trade name PhotoMedex Surgical Services. We also provide products that we manufacture for use in our surgical services business.

We also engage in the development, manufacture and sale of surgical products, including proprietary contact and free-beam laser systems for surgery and in the provision of surgical services on a turn-key procedural basis. We introduced Contact Laser™ surgery by combining proprietary Contact Laser delivery systems with an Nd:YAG laser unit to create a multi-specialty surgical instrument that can cut, coagulate or vaporize tissue. Our Contact Laser delivery systems can be used effectively with any wavelength of laser between 532nm and 1064nm, including the KTP laser (532nm), diode laser (various wavelengths) and Nd:YAG laser (1064nm). We market such products under the trade name PhotoMedex Surgical Products.

Our proprietary Contact Laser probe and scalpel surface treatments provide the ability to alter selectively the temperature profile of tissue, replicating the clinical effect of many different types of lasers. Through our Contact Laser delivery systems, we are able to produce a wide range of temperature gradients, which address a broad range of surgical procedures within multiple specialties. Our multiple specialty capability reduces a hospital's need to purchase several lasers to meet its specialists' varied requirements. These factors, coupled with the precision, hemostasis, tactile feedback and control that our Contact Laser delivery systems provide, are our primary competitive strengths in surgical products.

During 2001, we introduced the LaserPro CTH holmium laser, a versatile and compact holmium laser for lithotripsy, or fragmentation of calculi of the genito-urinary tract, as well as a broad range of other surgical applications. We also introduced a line of fiber-optic laser delivery systems to be used with the holmium laser. This laser has been used in the provision of surgical services and has also been offered for sale. In 2004, we introduced our new CO2 laser system as well as our own diode laser system, which we anticipate over time will replace the Nd:YAG laser.

On March 18, 2005, we completed the acquisition of ProCyte Corporation (“ProCyte”). ProCyte is a medical skin care company that develops, manufactures and markets products for skin health, hair care and wound care. Many of ProCyte’s products incorporate its patented copper peptide technologies. ProCyte has three principal revenue streams: one from the sale of skin health, hair care and wound care products; the second from the sale of copper peptide compound in bulk; and the third from royalties on license for the patented copper peptide compound. ProCyte’s focus since 1996 has been to bring unique products primarily based upon patented technologies such as GHK and AHK copper peptide technologies, to selected markets. ProCyte currently sells its products directly to the dermatology, plastic and cosmetic surgery, and spa markets. ProCyte has also expanded the use of its novel copper peptide technologies into the mass retail market for skin and hair care through specifically targeted technology licensing and supply agreements.

ProCyte’s products address the growing demand for skin health and hair care products, including products designed to address the effects aging has on the skin and hair and to enhance appearance. ProCyte’s products are formulated, branded for and targeted at specific markets. ProCyte’s initial products in this area addressed the dermatology, plastic and cosmetic surgery markets for use following various procedures. Anti-aging skin care products were added to expand into a comprehensive approach for incorporation into a patients’ skin care regimen. Certain of these products incorporated their patented technologies, while others, such as advanced sunscreen products that reduce the effects of sun damage and aging on the skin, complement the product line.

Our principal executive offices are located at 147 Keystone Drive, Montgomeryville, Pennsylvania 18936. Our telephone number is (215) 619-3600.

RISK FACTORS

Certain statements in this prospectus are "forward-looking statements." These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. Forward-looking statements in this prospectus hereafter included in other publicly available documents filed with the Securities and Exchange Commission, or the Commission, reports to our stockholders and other publicly available statements issued or released by us involve known and unknown risks, uncertainties and other factors which could cause our actual results, performance (financial or operating) or achievements to differ from the future results, performance (financial or operating) or achievements expressed or implied by such forward-looking statements. Such future results are based upon management's best estimates, current market conditions and the most recent results of operations. When used in this prospectus, the words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed in the risk factors, described below.

Our securities are highly speculative and involve a high degree of risk. Only investors who can afford the loss of their entire investment should make an investment in these securities. In addition to the factors set forth elsewhere in this prospectus, prospective investors should give careful consideration to the following risk factors in evaluating us and our business before purchasing our securities.

There is a limited public market for our common stock. Persons who may own or intend to purchase shares of common stock in any market where the common stock may trade should consider the following risk factors, together with other information contained elsewhere in our reports, proxy statements and other available public information, as filed with the Commission, prior to purchasing shares of our common stock.

We have a history of losses, expect future losses and cannot assure you that we will become or remain profitable.

Historically, we have incurred significant losses and have had negative cash flows from our phototherapy operations. Our surgical products and services business also has generated losses in recent years. To date, we have dedicated most of our financial resources to research and development and selling, general and administrative expenses. As of March 31, 2005, our accumulated deficit was approximately $77.4 million.

Our future revenues and success depend significantly upon acceptance of our excimer laser systems for the treatment principally of psoriasis, but also of vitiligo, atopic dermatitis and leukoderma. Our XTRAC system for the treatment of these conditions generates revenues, but those revenues have been insufficient to generate positive cash flows from our operations in the two XTRAC-related business segments. Our future revenues and success also depend on the continued revenue growth of our surgical services business and revenue stability within our surgical products business and the skin health and hair care business we acquired from ProCyte Corporation in March 2005. Our ability to market our products and services successfully and the expected benefits to be obtained from our products and services may be adversely affected by a number of factors, such as unforeseen costs and expenses, technological changes, economic downturns, competitive factors or other events beyond our control.

We may incur operating losses as we move through fiscal 2005 because we plan to spend substantial amounts on securing broader reimbursement for psoriasis by private healthcare plans and in expanding, in controlled fashion, our operations, both in phototherapy and in surgical services. We cannot assure you that we will market any products successfully, operate profitably in the future, or that we will not require significant additional financing in order to accomplish our business plan.

We may need additional financing to maintain and expand our business, and such financing may not be available on favorable terms, if at all.

We have historically financed our operations through working capital provided from the private placement of equity securities and from lines of credit. We believe that our cash balance, together with access to lease financing for capital expenditures and other existing financial resources, and revenues from sales, distribution, licensing and manufacturing relationships, should be sufficient to meet our operating and capital requirements into the third quarter of 2006. However, we may have to raise substantial additional capital if:

•	changes in our research and development plans necessitate unexpected large future expenditures;

•
operating losses continue, if anticipated approvals for reimbursement by private healthcare plans or demand for the XTRAC system for the treatment of psoriasis, vitiligo, atopic dermatitis and leukoderma, or surgical laser systems do not meet our current expectations;

•	the geographic expansion of our surgical services is stymied by competition and revenue increases do not materialize;

•	we fail to maintain existing or develop new customers or corporate partners for the marketing and distribution of our skin health and hair care products; or

•	we need to maintain or accelerate favorable, but costlier, growth of our revenues.

If we need additional financing, we cannot assure you that such financing will be available on favorable terms, if at all. In addition, any future issuance of our securities may result in substantial dilution to existing stockholders. If we need funds and cannot raise them on acceptable terms, we may not be able to:

•	execute our growth plan for the XTRAC system, surgical services or skin health and hair care products;

•	take advantage of future opportunities, including synergistic acquisitions;

•	expand our manufacturing facilities, if necessary, based on increased demand for the XTRAC system, other surgical products or new skin health and hair care products, which may be introduced;

•	respond to customers, competitors or violators of our proprietary and contractual rights; or

•	remain in operation.

Our laser treatments of psoriasis, vitiligo, atopic dermatitis and leukoderma, our surgical laser, skin health and hair care products, and any of our future products or services may fail to gain market acceptance, which would adversely affect our competitive position.

No independent studies with regard to the feasibility of our proposed business plan have been conducted by third parties with respect to our present and future business prospects and capital requirements. We have generated limited commercial distribution for our XTRAC system and our other products. Our surgical services may fail to gain market acceptance in new territories into which we expand. In addition, our infrastructure to enable such expansion, though stronger than in the past, is still limited. Our skin health and hair care products sales are dependent on existing strategic partners for distributing and manufacturing such products. We may be unsuccessful in continuing existing or developing new strategic partners in order to maintain or expand the markets for skin health and hair care existing or future products. Even if adequate financing is available and our products are ready for market, we cannot assure you that our products and services will find sufficient acceptance in the marketplace to fulfill our long and short-term goals. We cannot assure you that the marketplace will be receptive to our surgical services, our excimer laser technology or skin health and hair care products over competing services, products and therapies or that a cure will not be found for the underlying diseases we assist in treating. Failure of our products and surgical services to achieve market acceptance would have a material adverse effect on our business, financial condition and results of operations.

While we have engaged in clinical studies for our psoriasis treatment, and based on these studies, we have gained FDA clearance, appropriate CPT reimbursement codes for treatment and suitable reimbursement rates from CMS for those codes, we may face yet other hurdles to market acceptance if, for example, practitioners in significant numbers wait to see longer-term studies or if it becomes necessary to conduct studies corroborating the role of the XTRAC laser as a second-line therapy for psoriasis. We have not had sufficient time to observe the long-term effectiveness or potential side effects of our treatment system for psoriasis, or for vitiligo, atopic dermatitis or leukoderma.

In 2003, we improved the reliability and functionality of the XTRAC laser and upgraded such lasers both in the United States and overseas. In 2004, we obtained FDA 510(k) marketing clearance for a smaller and faster XTRAC laser system known as the Ultra. These efforts should help us gain market acceptance for the XTRAC both in the United States and abroad, but do not guarantee such acceptance or that we may not encounter further problems in reliability.

Our success depends on third-party reimbursement of patients' costs for our XTRAC system, which could result in price pressure or reduced demand.

Our ability to market the XTRAC system and other treatment products successfully will depend in large part on the extent to which various third parties are willing to reimburse patients or providers for the costs of medical procedures utilizing such products. These third parties include government authorities, private health insurers and other organizations, such as health maintenance organizations. Third-party payers are systematically challenging the prices charged for medical products and services. They may deny reimbursement if they determine that a prescribed device is not used in accordance with cost-effective treatment methods as determined by the payer, or is experimental, unnecessary or inappropriate. Further, although third-parties may approve reimbursement, such approvals may be under terms and conditions that discourage use of the XTRAC laser system. Accordingly, if less costly drugs or other treatments are available, third-party payers may not authorize or may limit reimbursement for the use of our products, even if our products are safer or more effective than the alternatives.

Although we have received reimbursement approvals from an increased number of private healthcare plans, we cannot give assurance that private plans will continue to adopt favorable reimbursement policies or to accept the XTRAC in its clinical role as a second-line therapy in the treatment of psoriasis. Additionally, third party payers may require further clinical studies or changes to our pricing structure and revenue model before authorizing reimbursement.

We have received reports that more than 90 private insurance companies, along with 24 Medicare plans throughout the country, have paid for claims submitted by patients or their doctors for treatment of psoriasis utilizing the XTRAC system. We estimate that there are in the United States approximately 140 million people, or roughly 67% of the insured population, who are covered by the insurance coverage or payment policies that reimburse physicians for using the XTRAC for treatment of psoriasis. Based on these reports and estimates, we are continuing the implementation of a rollout strategy for the XTRAC system in the United States. The success of the rollout depends on more plans beginning to pay claims and adopting favorable reimbursement policies. We can give no assurance that any other health insurers will begin to pay claims or that currently reimbursing insurers will not adversely modify their reimbursement policies for the use of the XTRAC system in the future.

We intend to seek coverage and reimbursement for the use of the XTRAC system to treat other inflammatory skin disorders, after additional clinical studies are completed. There can be no assurances that we will be in position to expand coverage for vitiligo or to seek reimbursement for the use of the XTRAC system to treat atopic dermatitis or leukoderma, or, if we do, that any health insurers will agree to any reimbursement policy.

Cost containment measures and any general healthcare reform could adversely affect our ability to market our products.

Cost containment measures instituted by healthcare providers and insurers and any general healthcare reform could affect our ability to receive revenue from the use of our XTRAC system or to market our surgical laser products and skin health and hair care products, and may have a material adverse effect on us. We cannot predict the effect of future legislation or regulation concerning the healthcare industry and third-party coverage and reimbursement on our business. In addition, fundamental reforms in the healthcare industry in the United States and the EU continue to be considered, although we cannot predict whether or when any healthcare reform proposals will be adopted and what impact such proposals might have on demand for our products.

The XTRAC system will continue to be the most promising product that is currently marketed. If physicians do not adopt the XTRAC system, we will not achieve anticipated revenue growth.

We commercially introduced the XTRAC system in August 2000, but decelerated that introduction while we sought appropriate CPT codes and suitable rates of reimbursement from CMS. After we obtained CPT codes and reimbursement rates from CMS for the CPT codes, we re-introduced the XTRAC system in the United States. To achieve increasing revenue, this product must also gain recognition and adoption by physicians who treat psoriasis and other skin disorders. The XTRAC system represents a significant departure from conventional psoriasis treatment methods. We believe that the recognition and adoption of the XTRAC system would be expedited if there were long-term clinical data demonstrating that the XTRAC system provides an effective and attractive alternative to conventional means of treatment for psoriasis. Currently, however, there are still only limited peer-reviewed clinical reports and short-term clinical follow-up data on the XTRAC system. Physicians are traditionally cautious in adopting new products and treatment practices, partially due to the anticipation of liability risks and partially due to uncertainty of third-party reimbursement. If physicians do not adopt the XTRAC system, we may never achieve significant revenues or profitability.

If the effectiveness and safety of our products are not supported by long-term data, our revenues could decline.

Our products may not be accepted if we do not produce clinical data supported by the independent efforts of clinicians. We received clearance from the FDA for the use of the XTRAC system to treat psoriasis based upon our study of a limited number of patients. Also, we have received clearance from the FDA for the use of the XTRAC system to treat vitiligo, atopic dermatitis and leukoderma based primarily on equivalence. Safety and efficacy data presented to the FDA for the XTRAC system was based on studies on these patients. We may find that data from longer-term psoriasis patient follow-up studies may be inconsistent with those indicated by our relatively short-term data. If longer-term patient studies or clinical experience indicate that treatment with the XTRAC system does not provide patients with sustained benefits or that treatment with our product is less effective or less safe than our current data suggests, our revenues could decline. Further, we may find that our data is not substantiated in studies involving more patients, in which case we may never achieve significant revenues or profitability.

Any failure in our physician education efforts could significantly reduce product marketing.

It is important to the success of our marketing efforts to educate physicians and technicians in the techniques of using the XTRAC system. We rely on physicians to spend their time and money to attend our educational sessions before agreeing to place a laser with them. Positive results using the XTRAC system are highly dependent upon proper physician and technician technique. If physicians and technicians use the XTRAC system improperly, they may have unsatisfactory patient outcomes or cause patient injury, which may give rise to negative publicity or lawsuits against us, any of which could have a material adverse effect on our revenue and profitability.

Similarly, it is important to our success that we educate and persuade hospitals, surgery centers and practitioners of the clinical and economic benefits of our surgical products and services and to educate consumers and health care practitioners about the benefits of our skin health and hair care products. If we fail to educate and persuade our customers, we could suffer adversely in our revenues and our profitability.

If our revenues from a significant customer decline, we may have difficulty offsetting the decline.

Neutrogena Corporation, one of the customers for the skin health and hair care products segment that we acquired from ProCyte Corporation on March 18, 2005, accounts for a significant portion of the net revenue in that business segment. ProCyte’s net revenues from Neutrogena in 2004 were $2,768,072, or approximately 20.8% of total revenues of $13,321,199, and for the calendar quarter ended March 31, 2005, ProCyte’s net revenues from Neutrogena were $704,470, or approximately 19.6% of total revenues of $3,592,863. The results of operations of ProCyte prior to March 19, 2005 reflect only historical operations of ProCyte and are not included in our consolidated financial statements, except to the extent that they accrued from and after March 19, 2005. We receive royalty revenues on sales of products by Neutrogena under the terms of a license agreement with Neutrogena. ProCyte’s royalties from Neutrogena for 2004 and for the quarter ended March 31, 2005, were $1,214,073 and $172,470, respectively. The license agreement expires in April 2010. A U.S. patent related to the Neutrogena license agreement expired February 8, 2005, the effect of which has been a reduction in the percentage paid as royalty during the remaining royalty period under the license agreement. We also receive revenues from sales of copper peptide compound to Neutrogena pursuant to a related supply agreement. ProCyte’s sales to Neutrogena under the supply agreement for 2004 and for the quarter ended March 31, 2005, were $1,552,000 and $532,000, respectively. The Neutrogena supply agreement was set to expire in April 2005, but provides for extensions for additional two-year terms by mutual consent of the parties, up to April 2010. We are continuing to work with Neutrogena under the terms of the supply agreement and are negotiating the terms of a two-year extension. There can be no assurance that the negotiation will result in any further extension of the agreement or whether the terms of an extended agreement will be as favorable to us as the existing agreement. The loss or reduction of business from any of our significant customers or strategic partners in that business segment, Neutrogena in particular, or the failure to develop new significant customers or strategic partners could have a material adverse effect on the results of operations and financial condition of the company.

Our success is dependent on intellectual property rights held by us, and our business will be adversely affected by direct competition if we are unable to protect these rights.

Our success will depend, in part, on our ability to maintain and defend our patents. However, we cannot give you assurance that the technologies and processes covered by all of our patents may not be found to be obvious or substantially similar to prior work, which could render these patents unenforceable. As some of the patent protection covering our excimer technology expires over the next several years, we may not be able to protect the technology underlying such patents from our competitors. We may not be successful in securing additional patents on critical, commercially desirable improvements to the inventions of the expiring patents. Without the protection of these patents, competitors may utilize our technology to commercialize their own laser systems for the treatment of skin conditions and for use in Contact Laser surgery and our skin health and hair care products.

A U.S. patent relating to a copper peptide compound manufactured and used in products distributed by Neutrogena under the Neutrogena license agreement expired on February 8, 2005. Upon expiration of this patent, the agreement specifies that lower royalty percentages from sales of such products be used for the remaining term, the impact of which is a reduction in the average effective royalty rate of approximately 34%. The actual amount of royalty income recognized in future periods is dependent upon the royalty percentages in effect during the period and the actual applicable sales reported by Neutrogena, which can vary from quarter to quarter. The expiration of the patent would also allow others, including Neutrogena, to apply the technology covered by that patent in their products.

Trade secrets and other proprietary information which are not protected by patents are also critical to our business. We attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. However, these agreements can be breached and, if they are and even if we are able to prove the breach or that our technology has been misappropriated under applicable state law, there may not be an adequate remedy available to us. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and even if we prevail in litigation, the party we prevail over may have scant resources available to satisfy a judgment. Also, third parties may independently discover trade secrets and proprietary information that allow them to develop technologies and products that are substantially equivalent or superior to our own. Without the protection afforded by our patent, trade secret and proprietary information rights, we may face direct competition from others commercializing their products using our technology and that could have a material adverse effect on our business.

Defending against intellectual property infringement claims could be time-consuming and expensive, and if we are not successful, could cause substantial expenses and disrupt our business.

We cannot be sure that the products, services, technologies and advertising we employ in our business do not or will not infringe valid patents, trademarks, copyrights or other intellectual property rights held by third parties. We may be subject in the ordinary course of our business to legal proceedings and claims from time to time relating to the intellectual property of others. Any legal action against us claiming damages or seeking to enjoin commercial activities relating to the affected products or our methods or processes could have a material adverse effect on our business by:

•
requiring us, or our collaborators, to obtain a license to continue to use, manufacture or market the affected products, methods or processes, and such a license may not be available on commercially reasonable terms, if at all;

•	preventing us from making, using or selling the subject matter claimed in patents held by others and subject us to potential liability for damages;

•	consuming a substantial portion of our managerial and financial resources; or

•	resulting in litigation or administrative proceedings that may be costly, whether we win or lose.

We may not be able to protect our intellectual property rights outside the United States.

Intellectual property law outside the United States is uncertain and in many countries is currently undergoing review and revision. The laws of some countries do not protect our intellectual property rights to the same extent as laws in the United States. The intellectual property rights we enjoy in one country or jurisdiction may be rejected in other countries or jurisdictions, or, if recognized there, the rights may be significantly diluted. It may be necessary or useful for us to participate in proceedings to determine the validity of our foreign intellectual property rights, or those of our competitors, which could result in substantial cost and divert our efforts and attention from other aspects of our business. If we are unable to defend our intellectual property rights internationally, we may face increased competition outside the United States, which could materially adversely affect our future business, operating results and financial condition.

Our failure to obtain or maintain necessary FDA clearances or approvals could hurt our ability to distribute and market our products in the United States.

Our laser products are considered medical devices and are subject to extensive regulation in the United States and in foreign countries where we intend to do business. In addition, certain of our skin health and hair care products and product candidates may be regulated by any of a number of divisions of the FDA and in other countries by similar health and regulatory authorities. Unless an exemption applies, each medical device that we wish to market in the United States and certain skin health and hair care products that we may wish to market must first receive either 510(k) clearance or pre-market approval from the FDA. Either process can be lengthy and expensive. The FDA’s 510(k) clearance process may take from four to twelve months, or longer. The pre-market application approval process is much more costly, lengthy and uncertain. It may take one to three years or even longer. Delays in obtaining regulatory clearance or approval could adversely affect our revenues and profitability.

Although we have obtained 510(k) clearances for our XTRAC system for use in treating psoriasis, vitiligo, atopic dermatitis and leukoderma, and 510(k) clearances for our surgical products, our clearances can be revoked if post-marketing data demonstrates safety issues or lack of effectiveness. Further, more stringent regulatory requirements and/or safety and quality standards may be issued in the future with an adverse effect on our business. Although we believe that we are in compliance with all material applicable regulations of the FDA, current regulations depend heavily on administrative interpretation. Future interpretations made by the FDA or other regulatory bodies, with possible retroactive effect, may vary from current interpretations and may adversely affect our business.

Even if we obtain the necessary regulatory approvals for our phototherapy products from foreign governments, market acceptance in international markets may depend on third party reimbursement of participants’ costs.

We have introduced our XTRAC system through our distributors and to end users into markets in more than 35 countries in Europe, the Middle East, the Far East and Southeast Asia, and in Australia, South Africa and parts of Central and South America. We intend to expand the number of countries in these markets where we distribute our products. We cannot be certain that our distributors will be successful in marketing XTRAC systems in these or other countries or that our distributors will purchase more than their contractual obligations or in accordance with our expectations.

Underlying our approvals in a number of countries are our quality systems. We are regularly audited on the compliance of our quality systems with applicable requirements, which can be extensive and complex and subject to change due to evolving interpretations and changing requirements. Adverse audit findings could negatively affect our ability to market our products.

Even if we obtain and maintain the necessary foreign regulatory registrations or approvals, market acceptance of our products in international markets may be dependent, in part, upon the availability of reimbursement within applicable healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government-sponsored healthcare and private insurance. Although we intend to seek international reimbursement approvals for our products, we cannot assure you that any such approvals will be obtained in a timely manner, if at all. Failure to receive international reimbursement approvals in any given market could have a material adverse effect on the acceptance of our products in that market or others.

We have limited marketing experience, and our failure to build and manage our marketing force or to market and distribute our products effectively will hurt our revenues and profits.

We have limited marketing experience. We currently rely principally on 11 full-time direct account representatives to market our XTRAC system in the United States. We had reduced our domestic sales and marketing team, while we awaited the establishment of CPT codes applicable to treatments using the XTRAC system and reimbursement rates applicable to those codes. Although we now have the CPT codes and reimbursement rates set by CMS, and a number of private health care plans have, as a consequence, adopted the CPT codes and established reimbursement rates for them, it is critical that these codes be recognized and approved for suitable reimbursement by more private health care plans. As we seek to achieve these additional approvals, we shall need to expand our marketing team over the next 24 months in order to achieve our market share and revenue growth goals. We re-launched the XTRAC system in 2003 and began a closer dialogue with private healthcare plans concerning reimbursement for psoriasis. Our personnel, especially account representatives from ProCyte whom we have recently trained, have limited experience in marketing the XTRAC system and in persuading private carriers to adopt favorable reimbursement policies for the treatment of psoriasis, and we cannot assure you how successful they will be in expanding these efforts.

In similar fashion, we cannot predict how successful we may be in expanding our surgical services and skin health and hair care products in other parts of the United States, nor can we predict the success of new surgical and skin health and hair care products that we may introduce. There are, for example, diode and CO2 lasers already in the market against which our diode and CO2 lasers must compete.

There are significant risks involved in building and managing our marketing force and marketing our products, including our ability:

•
to hire, as needed, a sufficient number of qualified marketing people with the skills and understanding to market the XTRAC system and our surgical products and services and skin health and hair care products effectively;

•	to adequately train our marketing force in the use and benefits of our products and services, making them more effective promoters; and

•
to set the prices and other terms and conditions for our surgical services and treatments using an XTRAC system in a complex legal environment so that they will be accepted as attractive and appropriate alternatives to conventional service modalities and treatments.

We have limited experience manufacturing our products in commercial quantities, which could adversely impact the rate at which we grow.

We may encounter difficulties manufacturing our products for the following reasons:

•	we have limited experience manufacturing our products in commercial quantities; and

•	we will, in order to increase our manufacturing output significantly, have to attract and retain qualified employees, who are in short supply, for assembly and testing operations.

Although we believe that our current manufacturing facilities are adequate to support our commercial manufacturing activities for the foreseeable future, we may be required to expand our manufacturing facilities to increase capacity substantially. If we are unable to provide customers with high-quality products in a timely manner, we may not be able to achieve market acceptance for our XTRAC system or to maintain the benefits of vertical integration in the delivery of our surgical services or to achieve market acceptance for our skin health and hair care products. Our inability to manufacture or commercialize our devices successfully could have a material adverse effect on our revenue.

We may have difficulty managing our growth.

Assuming additional private carriers approve favorable reimbursement policies for psoriasis, we expect to experience growth in the number of our employees and customers and the scope of our operations. This growth may place a strain on our management and operations. Our ability to manage this growth will depend upon our ability to broaden our management team and our ability to attract, hire and retain skilled employees. We also expect that compliance with the requirements of governmental and quasi-governmental bodies will grow more complex and burdensome. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational, financial and other systems, to manage multiple, concurrent customer relationships, to respond to increasing compliance requirements and to hire, train and manage our employees. Our future success is heavily dependent upon growth and acceptance of our products. If we cannot scale our business appropriately or otherwise adapt to anticipated growth and complexity and new product introductions, a key part of our strategy may not be successful.

The XTRAC system and laser systems we manufacture for surgery require specific component parts that may not be readily available or cost effective, which may adversely affect our competitive position or profitability.

Production of our XTRAC system requires specific component parts obtained from our suppliers. Production of our surgical laser systems requires some component parts that will become harder to procure, as the design of the system ages. In the event that our suppliers cannot meet our needs, we believe that we could find alternative suppliers. However, a change in suppliers or any significant delay in our ability to have access to such resources would have a material adverse effect on our delivery schedules, business, operating results and financial condition.

Our failure to respond to rapid changes in technology and its applications and intense competition in the medical devices and skin health and hair care products industries or the development of a cure for skin conditions treated by our products could make our treatment system obsolete.

The medical devices industry is subject to rapid and substantial technological development and product innovations. To be successful, we must respond to new developments in technology, new applications of existing technology and new treatment methods. Our response may be stymied if we require, but cannot secure, rights to essential third-party intellectual property. We compete against numerous companies offering alternative treatment systems to ours, some of which have greater financial, marketing and technical resources to utilize in pursuing technological development and new treatment methods. Our financial condition and operating results could be adversely affected if our medical device products fail to compete favorably with these technological developments, or if we fail to be responsive on a timely and effective basis to competitors’ new devices, applications, treatments or price strategies. The development of a cure for psoriasis, vitiligo, atopic dermatitis or leukoderma would eliminate the need for our XTRAC system for these diseases and would require us to focus on other uses of our technology, which would have a material adverse effect on our business.

In addition, competition in the skin health and hair care markets is intense. Our competitors include well-established pharmaceutical, cosmetic and healthcare companies, such as Obagi, La Roche Posay, Allergan, Pevonia, Declore and Murad. These competitors have substantially more financial and other resources, larger research and development staffs, and more experience and capabilities in researching, developing and testing products in clinical trials, in obtaining FDA and other regulatory approvals and in manufacturing, marketing and distribution than us. Further, a number of smaller companies are developing or marketing competitive products. Our competitors may succeed in developing and commercializing products or obtaining patent protection or other regulatory approvals for products more rapidly than we can. Further, competitive products may be manufactured and marketed more successfully than our potential products. Such developments could render our existing or potential products less competitive or obsolete and could have a material adverse effect on our business, financial condition and results of operations.

Our products may be found defective or physicians and technicians may misuse our products and damages may exceed our insurance coverage.

One or more of our products may be found to be defective after they have been shipped in volume, and require product replacement. Product returns and the potential need to remedy defects or provide replacement products or parts could result in substantial costs and have a material adverse effect on our business and results of operations. The clinical testing, manufacturing, marketing and use of our products and procedures may also expose us to product liability claims. In addition, the fact that we train technicians whom we do not supervise in the use of our XTRAC system and the fact that we train and provide our technicians as part of our surgical services business may expose us to third party claims if such training is found to have been inadequate or if a technician errs in the application of the training. We presently maintain liability insurance with coverage limits of at least $5,000,000 per occurrence. We cannot assure you that the coverage limits of our insurance policies are adequate or that one or more successful claims brought against us would not have a material adverse effect upon our business, financial condition and results of operations.

If we use hazardous materials in a manner that causes injury or violates laws, our business and operations may suffer.

Our XTRAC system utilizes a xenon chloride gas mixture under high pressure, which is extremely corrosive. While methods for proper disposal and handling of this gas are well-known, we cannot completely eliminate the risk of accidental contamination, which could cause:

•	an interruption of our research and development efforts;

•	injury to our employees, physicians, technicians or patients which could result in the payment of damages; or

•	liabilities under federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products.

From time to time, customers return to us surgical products that appear not to have performed to specification. Such products must be decontaminated before being returned to us. If they are not, our employees may be exposed to dangerous diseases.

We depend on our executive officers and key personnel to implement our business strategy and could be harmed by the loss of their services.

We believe that our growth and future success will depend in large part upon the skills of our management and technical team. The competition for qualified personnel in the laser and skin health and hair care industries is intense, and the loss of our key personnel or an inability to continue to attract, retain and motivate key personnel could adversely affect our business. We cannot assure you that we will be able to retain our existing key personnel or to attract additional qualified personnel. We do not have key-person life insurance on any of our employees.

Our success depends in part upon the continued service and performance of:

•	Jeffrey F. O’Donnell, President and Chief Executive Officer;

•	Dennis M. McGrath, Chief Financial Officer;

•	Michael R. Stewart, Executive Vice President and Chief Operating Officer; and

•	John F. Clifford, Executive Vice President-Dermatology.

Although we have employment agreements with Messrs. O’Donnell, McGrath, Stewart and Clifford, the loss of the services of one or more of our executive officers could impair our ability to develop and introduce our new products.

We may be unsuccessful in integrating the operations of ProCyte with our other business segments.

We acquired ProCyte with the following goals in mind:

•	that ProCyte's presence in the skin health and hair care products market would present a growth opportunity for PhotoMedex to market its existing products;

•	that the addition of ProCyte's sales and marketing personnel would enhance our ability to market the XTRAC excimer laser;

•	that the addition of ProCyte's operations and existing cash balances would enhance PhotoMedex's operating results and balance sheet;

•	that the combination of the senior management of ProCyte and PhotoMedex would allow complementary skills to strengthen the overall management team; and

•	that the combined company may reap short-term cost savings and have the opportunity for additional longer-term cost efficiencies, thus providing additional cash flow for operations.

Our inability to attain some, or all, of these goals could have an adverse impact on our operations and financial condition.

Delaware law and our charter documents have anti-takeover provisions that could delay or prevent actual and potential changes in control, even if they would benefit stockholders.

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a business combination between a corporation and an interested stockholder within three years of the stockholder becoming an interested stockholder, except in limited circumstances. In addition, our bylaws contain certain provisions which require stockholders' actions to be taken at meetings and not by written consent, and also require supermajority votes of stockholders to amend our bylaws and to notice special meetings of stockholders. These anti-takeover provisions could delay or prevent actual and potential changes in control, even if they would benefit our stockholders.

Potential fluctuations in our operating results could lead to fluctuations in the market price for our common stock.

Our results of operations are expected to fluctuate significantly from quarter-to-quarter, depending upon numerous factors, including:

•	healthcare reform and reimbursement policies;

•	demand for our products;

•	changes in our pricing policies or those of our competitors;

•	increases in our manufacturing costs;

•	the number, timing and significance of product enhancements and new product announcements by ourselves and our competitors;

•	the termination or expiration of significant royalty-generating licensing contracts to which we are party;

•	the expiration of certain of our key patents;

•
our ability to develop, introduce and market new and enhanced versions of our products on a timely basis considering, among other things, delays associated with the FDA and other regulatory approval processes and the timing and results of future clinical trials; and

•	product quality problems, personnel changes, and changes in our business strategy.

Our quarter-to-quarter operating results could also be affected by the timing and usage of individual laser units in the treatment of patients, since our revenue model for the excimer laser system for the treatment of psoriasis patients and for our surgical services is based on a payment per usage plan.

Our stock price has been and continues to be volatile.

The market price for our common stock could fluctuate due to various factors. These factors include:

•	announcements related to our efforts to secure favorable reimbursement policies from private carriers concerning the treatment of psoriasis with the XTRAC;

•	acquisition-related announcements;

•	announcements by us or our competitors of new contracts, technological innovations or new products;

•	changes in government regulations;

•	fluctuations in our quarterly and annual operating results; and

•	general market conditions.

In addition, the stock markets have, in recent years, experienced significant price fluctuations. These fluctuations often have been unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations, as well as economic conditions, have adversely affected, and may continue to adversely affect, the market price of our common stock.

Our ability to pay dividends on our common stock may be limited.

We do not expect to pay any cash dividends in the foreseeable future. We intend to retain earnings, if any, to provide funds for the expansion of our business.

Limitations on director liability may discourage stockholders from bringing suit against a director.

Our certificate of incorporation provides, as permitted by governing Delaware law, that a director shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, with certain exceptions. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on our behalf against a director. In addition, our certificate of incorporation and bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Delaware law.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the Commission under the Securities Act of 1933, as amended, or the Securities Act, with respect to the shares of common stock offered hereby, together with any amendments, exhibits and schedules. This prospectus does not contain all of the information contained in the registration statement on Form S-3, certain portions of which we have omitted as permitted by the rules and regulations of the Commission. For further information concerning us and the shares offered hereby, please refer to the registration statement on Form S-3. You may inspect the registration statement without charge at the Commission's principal office in Washington, D.C., and you may obtain copies of all or any part of the registration statement from the Public Reference Room of the Commission, Washington, D.C., 20549, upon payment of prescribed fees.

We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Commission. You may inspect and copy these materials at the Public Reference Room maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on the Public Reference Room. You can also find our Commission filings at the Commission's website at www.sec.gov. You may also inspect reports and other information concerning us at the offices of the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, after the date of this prospectus, but before the end of this offering, will be deemed to be incorporated by reference.

The Commission allows us to incorporate by reference information into this prospectus, which means we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents listed below, which we have previously filed with the Commission. These documents contain important information about us, our business and our finances:

•	Annual Report on Form 10-K for the year ended December 31, 2004;

•	Quarterly Report on Form 10-Q for the period ended March 31, 2005; and

•	The description of our common stock contained in our registration statements filed under the Exchange Act, including any amendments or reports filed for the purpose of updating such descriptions.

If you request, either orally or in writing, we will provide to you a copy of any or all documents which are incorporated by reference. We will provide these documents to you free of charge, but will not include any exhibits, unless those exhibits are incorporated by reference into the document. You should address written requests for documents to: PhotoMedex, Inc., Attn: Davis Woodward, Corporate Counsel, 147 Keystone Drive, Montgomeryville, Pennsylvania 18936, (215) 369-3600.

You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

PLAN OF DISTRIBUTION

We are registering all 248,395 shares on behalf of certain selling stockholders, as follows:

•	248,395 shares we have previously issued pursuant to the terms and conditions of a Master Asset Purchase Agreement with Stern Laser srl, or Stern, discussed below.

On September 7, 2004, we closed the transactions set forth in a Master Asset Purchase Agreement, or the Master Agreement, with Stern. As of the date of this prospectus, we have issued to Stern 362,272 shares of our restricted common stock in connection with the Master Agreement. We also have agreed to pay Stern up to an additional $650,000 based on the achievement of certain milestones relating to the development and commercialization of certain licensed technology and the licensed products which may be developed under such arrangement and may have certain other obligations to Stern under these arrangements. We retain the right to pay all of these conditional sums in cash or in shares of our common stock, in our discretion. The per-share price of any future issued shares will be based, unless mutually agreed otherwise, on the closing price of our common stock during the 10 trading days ending on the date of achievement of a particular milestone under the terms of the Master Agreement. We have registered in this registration statement, of which this prospectus forms a part, the 248,395 shares issued to Stern following the closing in connection with certain milestone achievements and product commercialization under the Master Agreement. The shares issued in connection with this prospectus had a weighted average purchase price of $2.26 per share. We have previously registered 113,877 shares issued to Stern in connection with the closing of the Master Agreement pursuant to another registration statement on Form S-3 (No. 333-120921). Stern also has served as the distributor of our XTRAC laser system in South Africa and Italy since 2000.

As used herein, the term "selling stockholders" includes the selling stockholders named in the table below or their pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus. The selling stockholders may sell shares from time to time and may also decide not to sell all the shares they are allowed to sell under this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current price, or in negotiated transactions. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

•	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of such exchange;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	in privately negotiated transactions.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers, which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default, the broker-dealer may sell the pledged shares pursuant to this prospectus.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus, which qualify for sale pursuant to Rule 144 promulgated under the Securities Act, may be sold under Rule 144 rather than pursuant to this prospectus. There is no underwriter or coordinating broker acting in connection with the sale of shares by selling stockholders.

The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

•	the name of each such selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify certain persons, including broker-dealers, against certain liabilities in connection with the offer of the shares, including certain liabilities arising under the Securities Act.

SELLING STOCKHOLDERS

The following table sets forth certain information regarding the selling stockholders and the number of shares which have been issued to the selling stockholders and registered on behalf of the selling stockholders. Except as set forth below in the table and related footnotes, none of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of our shares or other securities. No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below:

Name and Address of Beneficial Owner (1)	No. of Shares Beneficially Owned Before Offering (1)	No. of Shares to be Offered for Resale	No. of Shares Beneficially Owned After Offering (1)	Percent (1)
				Before Offering	After Offering
Stern Laser srl (2)	248,395	248,395	248,395	*	0
___________

(1)
The number of shares indicated in the table reflects the number of shares which remain the subject of this prospectus with respect to the selling stockholder, as of the date of this prospectus. The footnote set forth below related to the table indicates certain additional information regarding the beneficial ownership of our common stock, as of the date of this prospectus, by the selling stockholder. Where percentage of beneficial ownership of the selling stockholder is indicated below in the footnote to the table, beneficial ownership is determined in accordance with the rules of the Commission. Shares of common stock subject to warrants or options currently exercisable or exercisable within 60 days of June 27, 2005, are deemed outstanding for computing the percentage ownership of the stockholder holding the options or warrants, but are not deemed outstanding for computing the percentage ownership of any other stockholder. Unless otherwise indicated in the footnotes to this table, we believe the stockholder named in the table: (i) as of the date of this prospectus and after this offering will, assuming the issuance and sale of all of the shares registered in this prospectus, beneficially own less than 1% of the issued and outstanding common stock and the number of shares indicated in such footnote as being beneficially owned by such stockholder, (ii) after this offering will, assuming the sale of all of the shares registered in this prospectus, beneficially own the number of shares indicated in such footnote as being beneficially owned by such stockholder and not registered in this prospectus, (iii) does not beneficially own any shares of common stock other than the shares registered in this prospectus, and (iv) has sole voting and sole investment power with respect to the shares set forth opposite such stockholder's name. Percentage of ownership is based on 50,845,171 shares of common stock outstanding as of June 27, 2005.

(2)
As of the date of this prospectus, we have issued to Stern 362,272 shares of our restricted common stock in connection with the Master Agreement. We also have agreed to pay Stern up to an additional $650,000 based on the achievement of certain milestones relating to the development and commercialization of certain licensed technology and the licensed products which may be developed under such arrangement and may have certain other obligations to Stern under these arrangements. We retain the right to pay all of these conditional sums in cash or in shares of our common stock, in our discretion. The per-share price of any future issued shares will be based on the closing price of our common stock during the 10 trading days ending on the date of achievement of a particular milestone under the terms of the Master Agreement. The shares issued in connection with this prospectus had a weighted average purchase price of $2.26 per share. We have registered in this registration statement, of which this prospectus forms a part, the 248,395 shares issued to Stern following the closing with respect to the achievement of certain milestones under the Master Agreement. We previously registered 113,877 shares issued to Stern in connection with the closing of the Master Agreement pursuant to another registration statement on Form S-3 (No. 333-120921). Stern Laser has represented to us that it is a corporation duly organized under the laws of Italy, and that Massimo Gritti, the managing director of Stern Laser, is the sole natural person with voting and dispositive powers over the shares held by Stern and registered hereunder. Stern also has served as the distributor of our XTRAC laser system in South Africa and Italy since 2000.

*	Under 1%.

LEGAL MATTERS

Jenkens & Gilchrist, LLP, Los Angeles, California, will pass upon the validity of the shares of common stock offered in this prospectus for us. As of the date hereof, Messrs. Michael R. Matthias and Jeffrey P. Berg, shareholders in Jenkens & Gilchrist, LLP, in the aggregate hold 43,563 shares of our common stock.

EXPERTS

The consolidated financial statements of PhotoMedex, Inc. (appearing in the Annual Report on Form 10-K of PhotoMedex for the year ended December 31, 2004) as of December 31, 2004 and for the year then ended, have been incorporated by reference in this prospectus in reliance upon the report of Amper, Politziner & Mattia, P.C. ("Amper"), an independent registered public accounting firm, and are incorporated by reference herein upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of PhotoMedex, Inc. (appearing in the Annual Report on Form 10-K of PhotoMedex for the year ended December 31, 2004) as of December 31, 2003 and 2002 and for the years then ended, have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP ("KPMG"), an independent registered public accounting firm, and are incorporated by reference herein upon the authority of said firm as experts in accounting and auditing.

You should rely on the information contained in this
document or to which we have referred you. We have not
authorized anyone to provide you with information that is
different. The information in this document may only be
accurate on the date of this document. This document may
be used only where it is legal to sell these securities.
		___________________ PROSPECTUS ___________________ 248,395 shares
TABLE OF CONTENTS		PHOTOMEDEX, INC.
	Page

THE COMPANY	2
RISK FACTORS	5
WHERE YOU CAN FIND MORE INFORMATION	16
PLAN OF DISTRIBUTION	18
SELLING STOCKHOLDERS	20
LEGAL MATTERS	21
EXPERTS	21

——————————————————— ———————————————————	Common Stock
_________________________ PROSPECTUS _________________________ JUNE 28, 2005